EXHIBIT 3

                        ARTICLES OF INCORPORATION
                                   OF
                          JLG INDUSTRIES, INC.

                      (a Pennsylvania Corporation)


1. The name of the corporation is:

   JLG Industries, Inc.

2. The address of this corporation's current registered office in this Commonwealth is:

   JLG Drive,   McConnellsburg,  Pennsylvania  17233

3. The purpose or purposes of the corporation which shall be organized under this Act are as follows: to manufacture all kinds and variety of mechanical appliances, instruments and machines and any and all process and products; to provide research, development, consultation, design, engineering and production services and to have the powers necessary and essential thereto as well as to engage in other lawful act or activity for which corporation may be organized under Pennsylvania Business Corporation Law.

4. The term of its existence is perpetual.

5. The aggregate number of shares which the corporation shall have authority to issue is One Hundred Million (100,000,000) shares $.20 par value capital stock with a total par value of Twenty Million Dollars $20,000,000.00.

6. The names and addresses of each of the first directors, who shall serve until the first annual meeting, are:

   John L. Grove			171 Apple Drive,  Greencastle, Penna.
   Paul K. Shockey		R.D. #3,  Greencastle, Penna.
   Benjamin A. Stevens		141 Apple Drive,  Greencastle, Penna.

7. The names and addresses of each of the incorporators and the number and class of shares subscribed by each are:

   John L. Grove  171 Apple Drive,  Greencastle, Penna. 10 sh.
   Paul K. Shockey R.D. #3,  Greencastle, Penna.        10 sh.
   Benjamin A. Stevens 141 Apple Drive,  Greencastle, Penna. 10 sh.

8. Cumulative voting is not permitted in the election of directors of the corporation.

9. A.   Directors and officers as fiduciaries.  A director or officer of the Corporation shall stand in a fiduciary relation to the Corporation and shall perform his or her duties as a director or officer, including his or her duties as a member of any committee of the Board upon which he or she may serve, in good faith, in a manner he or she reasonably believe to be in the best interests of the Corporation, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his or her duties, a director or officer shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by: one or more officers or employees of the Corporation whom the director or officer reasonably believes to be reliable and competent with respect to the matters presented; counsel, public accountants or other persons as to matters that the director or officer reasonably believes to be within the professional or expert competence of such person; or a committee of the Board of Directors upon which the director or officer does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director or officer reasonably believes to merit confidence. A director or officer shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause his or her reliance to be unwarranted. Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or officer of the Corporation or any failure to take any action shall be presumed to be in the best interests of the Corporation.

B. Personal liability of directors. A director of the Corporation shall not be personally liable, as such, for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature including, without limitation, attorneys' fees and disbursements) for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under these Articles, the By-laws or applicable provisions of law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

C. Personal liability of officers. An officer of the Corporation shall not be personally liable, as such, to the Corporation or its shareholders, for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature including, without limitation, attorneys' fees and disbursements) for any action taken, or any failure to take any action, unless the officer has breached or failed to perform the duties of his or her office under these Articles, the By-laws or applicable provisions of law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

D. Interpretation of article. The provisions of Sections B and C of this Article 9 shall not apply to the responsibility or liability of a director or officer, as such, pursuant to any criminal statute of for the payment of taxes pursuant to local, state, or federal law. The provisions of this Article 9 have been adopted pursuant to the authority of section 204A(10) of the Pennsylvania Business Corporation Law, shall be effective as to any act or failure to act occurring on or after November 23, 1987, shall be deemed to be a contract with each director or officer of the Corporation who serves as such at any time while this Article is in effect, and each person who serves as a director or officer of the Corporation while this
   Article is in effect shall be deemed to be doing so in reliance on the provisions of this Article. The provisions of this Article are cumulative of and shall be in addition to and independent of any and all other limitations on the liabilities of directors and officers of the Corporation, as such, or rights of indemnification by the Corporation, to which a director or officer of the Corporation may be entitled, whether such limitations or rights arise under or are created by any statute, rule of law, by-law, agreement, vote of shareholders or directors or otherwise. No amendment to or repeal of this Article 9, nor the adoption of any provision of these Articles inconsistent with this Article, shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, repeal, or adoption of an inconsistent provision. In any action, suit or proceeding involving the application of the provisions of this
   Article 9, the party or parties challenging the right of a director or officer to the benefits of this Article shall have the burden of proof.